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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             -----------------------

                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
                        (Pursuant to Section 13(e) of the
                        Securities Exchange Act of 1934)

                     FOOD COURT ENTERTAINMENT NETWORK, INC.
                                (Name of Issuer)

                     FOOD COURT ENTERTAINMENT NETWORK, INC.
                      (Name of Person(s) Filing Statement)

                      CLASS A WARRANTS AND CLASS B WARRANTS
                         (Title of Class of Securities)

                          CLASS A WARRANTS 344690 11 0
                          CLASS B WARRANTS 344690 12 8
                            -------------------------

                      (CUSIP Number of Class of Securities)

                              MR. JAMES N. PERKINS
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                     FOOD COURT ENTERTAINMENT NETWORK, INC.
                        220 EAST 42ND STREET, 16TH FLOOR
                            NEW YORK, NEW YORK 10017
                                 (212) 983-4500

           (Name, Address and Telephone Number of Person Authorized to
                 Receive Notice and Communications on Behalf of
                           Person(s) Filing Statement)

                                    COPY TO:

                           STEPHEN F. RITNER, ESQUIRE
                                  STEVENS & LEE
                         ONE GLENHARDIE CORPORATE CENTER
                                  P.O. BOX 236
                            WAYNE, PENNSYLVANIA 19087
                                 (610) 964-1480

                                 AUGUST __, 1997
                   (Date Tender Offer First Published, Sent or
                           Given to Security Holders)




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                            CALCULATION OF FILING FEE

TRANSACTION VALUATION*                              AMOUNT OF FILING FEE

      $1,581,363                                           $316.33

---------------

* For purpose of calculation of a filing fee only. The amount of the filing fee equals 1/50 of 1% of the value of the securities to be exchanged. There is a public market for the securities to be exchanged. Accordingly, the transaction value is based upon the market value of the Class A Warrants and Class B Warrants based on the closing price of the Class A Warrants and Class B Warrants on the Nasdaq SmallCap Market as of August ___, 1997.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid: N/A                           Filing party: N/A
Form or registration No.: N/A                         Date filed: N/A




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ITEM 1. SECURITY AND ISSUER

         (a) The name of the issuer is Food Court Entertainment Network, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 220 East 42nd Street, 16th Floor, New York, New York 10017 (telephone number 212-983-4500).

         (b) This Schedule relates to the offer by the Company to exchange (i)
0.6 shares of its Series A Common Stock, $.01 par value per share (the "Series A Common Stock") for each outstanding Class A Warrant which entitles the holder thereof to purchase one share of Series A Common Stock and one Class B Warrant at an exercise price of $5.13 (the "Class A Warrant") and (ii) 0.4 shares of its Series A Common Stock for each outstanding Class B Warrant which entitles the holder thereof to purchase one share of Series A Common Stock at an exercise price of $6.85 (the "Class B Warrant;" the Class A Warrants and Class B Warrants shall be referred to herein as the "Warrants"), upon the terms and subject to the conditions set forth in the Offer to Exchange dated August 22, 1997 (the "Offer to Exchange") and related Letter of Transmittal, copies of which are attached hereto as Exhibits (1) and (a)(2), respectively. There are outstanding 8,796,797 Class A Warrants and 7,097,447 Class B Warrants. The information set forth under "The Exchange Offer -- Terms of the Exchange Offer" and "Interest of Certain Persons in the Transaction" in the Offer to Exchange is incorporated herein by reference.

         (c) The Company's Units consisting of one Share of Series A Common Stock, one Class A Warrant and one Class B Warrant (the "Units"), Series A Common Stock, Class A Warrants and Class B Warrants are listed for trading on the Nasdaq SmallCap Market under the symbols "FCENU, FCENA, FCENW and FCENZ." The information set forth in the Offer to Exchange under "Price Range of the Company's Securities" is incorporated herein by reference.

         (d) Not applicable.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         (a) See Item 1(b) above.

         (b) Not applicable.

ITEM 3. PURPOSE OF TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR
        AFFILIATE

         The information set forth in the Offer to Exchange under "Summary of Offer to Exchange -- Purposes and Effects of the Exchange Offer," "Purposes and Effects of the Exchange Offer" and "The Exchange Offer" (and the subheadings thereunder) is incorporated herein by reference. The Company will retire and


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does not have any plans to reissue Warrants acquired pursuant to the Exchange
Offer.

         (a) The information set forth in the Offer to Exchange under "Summary of Offer to Exchange -- Purposes and Effects of the Exchange Offer," "Purposes and Effects of the Exchange Offer," and "The Exchange Offer" (and the subheadings thereunder) is incorporated herein by reference.

         (b) -- (j)  Not applicable.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER

         On July 17, 1997, Robert H. Lenz, Chairman of the Company, purchased 9,000 units at a price of $1 5/16 for an aggregate price of $11,817 and on July 21, 1997, Mr. Lenz purchased 11,000 units at a price of $1 7/16 for an aggregate purchase price of $15,817 on the Open Market.

         Neither the Company, nor to the knowledge of the Company, any person referred to in Instruction C to this Schedule, other than Mr. Lenz, or any subsidiary or associate of any such person, including any director or executive officer of any such subsidiary, has effected any transaction in the Warrants during the 40 business days prior to the date hereof. The information set forth under "Transactions and Agreements Concerning the Series A Common Stock" in the Offer to Exchange is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES

         Not applicable.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

         No person has been retained to make solicitations or recommendations with respect to the Exchange Offer. The information set forth in the Offer to Exchange under "The Exchange Offer -- Solicitation of Tenders; Fees" and "The Exchange Offer -- Exchange Agent" is incorporated herein by reference.

ITEM 7. FINANCIAL INFORMATION

         (a) -- (b) The information set forth in the Offer to Exchange under "Selected Financial and Pro Forma Information" and "Capitalization and Book Value per Share" and the information set forth in the Company's Annual Report on Form 10-KSB for the year ended December 31, 1996, and the Quarterly Reports on Form 10-QSB for the quarters ended March 31, 1997 and June 30, 1997, which are attached to the Offer to Exchange as Exhibits A, B, C and D, respectively, are incorporated herein by reference.



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ITEM 8. ADDITIONAL INFORMATION

         (a) -- (d) Not applicable.

         (e) Additional information is contained in the Offer to Exchange and the Exhibits thereto and Letter of Transmittal, which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, and incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

         (a)(1) Offer to Exchange dated August 25, 1997 (Exhibit A, the Company's Form 10KSB for December 31, 1997, Exhibit B, the Company's Form 10QSB for March 31, 1997, Exhibit C, the Company's Form 10QSB for June 30, 1997 and Exhibit D, the Company's Notice and Proxy Statement for the 1997 Annual Meeting of Shareholders are incorporated herein by reference).

         (a)(2)       Form of Letter of Transmittal dated August 25,
                      1997.

         (a)(3)       Form of Notice of Guaranteed Delivery dated
                      August 25, 1997.

         (a)(4) Form of Letter to Holders of Warrants from the President of the Company.

         (a)(5) Form of Letter to the Holders of Warrants from Brokers and Instructions from Holders of Warrants to Broker regarding exchange.

         (a)(6)       Press Release dated August 25, 1997.

         (b)      Not applicable.

         (c)      Not applicable.

         (d)      Not applicable.

         (e)      Not applicable.

         (f)      Not applicable.



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            FOOD COURT ENTERTAINMENT

Dated:  August 25, 1997
                              By: /s/ James N. Perkins
                                  --------------------------------------
                                  James N. Perkins
                                  President and Chief Executive
                                  Officer



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                                  EXHIBIT INDEX


EXHIBIT
NUMBER                         DESCRIPTION                                 PAGE

(a)(1) Offer to Exchange dated August 25, 1997 (Exhibit A, the Company's Form 10KSB for December 31, 1997; Exhibit B, the Company's Form 10QSB for March 31, 1997; Exhibit C, the Company's Form 10QSB for June 30, 1997; and Exhibit D, the Company's Notice and Proxy Statement for the 1997 Annual Meeting of Shareholders are incorporated herein by reference).

(a)(2)   Form of Letter of Transmittal dated August 25, 1997

(a)(3)   Form of Notice of Guaranteed Delivery dated August 25, 1997

(a)(4) Form of Letter to Holders of Warrants from the President of the Company

(a)(5) Form of Letter to the Holders of Warrants from Brokers and Instructions from Holders of Warrants to Broker regarding exchange.

(a)(6)   Press Release dated August 25, 1997

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